February 10, 2006

<u>Via US Mail and Facsimile</u>

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

Re: Sibling Entertainment Group, Inc.
Form 10-KSB for the year ended June 30, 2005
Form 10-QSB for the quarterly period ended September 30, 2005
Commission File Number: 333-60958

Dear Mr. Cardwell:

We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Form 10-KSB for the Year Ended June 30, 2005</u>

<u>Item 1. Description of Business</u>

<u>A. Business, page 4</u>
1. Please revise this section to completely and clearly explain the current relationship between you, your executive officers, SPI, and SEI as the current presentation is confusing. . As a

related matter, we note that SPI had a subsidiary (SPFLLC) in prior years. Did you acquire that entity in connection with your acquisition of SPI? If so, please tell us how you are accounting for it. If you did not, please describe the manner and timing of its disposition by SPI.

B. Current Operations, page 4

2. We note that you have included the initials of your executive officers in the narrative of this section. Please revise this presentation to define such abbreviations prior to use of these initials. That is, please identify the full and proper names that the initials are intended to represent.

Item 6. Management's Discussion and Analysis or Plan of Operation

Our Anticipated Sources of Revenue, page 14

3. We note that, as part of your discussion of your financial condition and sources of revenue, you state that you have no bank loans at June 30, 2005, but you do not readily discuss the other types of outstanding debt you carry at year end. Please revise this discussion to include a full balanced discussion of your liquidity and solvency, including debt not held by financial institutions. .

Liquidity and Capital Resources, page 15

4. In view of the "going concern" paragraph included in the audit report and given the obvious liquidity concerns you are experiencing on an ongoing basis, this disclosure should be expanded to also discuss the sources and uses of your cash during the period. Cash transactions with related parties should be addressed as part of these disclosures including the nature and amount of significant cash receipts and payments to and from each such entity. In addition to a discussion of significant investing and financing activities, a detailed discussion of cash proceeds and disbursements resulting from operating activities should be presented. Please revise accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5. We note from your Form 8-K filed May 13, 2005 and from the discussion included in the audit report on page F-2 that the year ended June 30, 2004 was audited by others. Please file an amended Form 10-KSB that includes the fiscal 2004 report as required by Rule 2-05 of Regulation S-X. Please ensure this report includes the required reference to the PCAOB as the inclusion of a previously issued report constitutes reissuance.

6. As a related matter, your opinion paragraph should refer to the financial position of SEG as

of June 30, 2005 and "the results of their operations and their cash flows for the year then ended and from the period from inception. . ." As you did not audit results of operations and cash flows for the year ended June 30, 2004, please do not specifically opine on them here. Refer to the example in AU 508.74 of the Codification of Statements on Auditing Standards for guidance.

7. Finally, the auditor's conclusion about the entity's ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt." Refer to Section AU 341.12 and .13 of the Codification and revise your report to fully comply with that guidance.

Consolidated Statements of Operations, page F-4

8. Supplementally explain to us and revise your disclosure in your MD&A and your financial statement footnotes to include a discussion of the facts and circumstances surrounding the fiscal 2004 $33,400 write down of motion picture rights. Your explanation should include a description of the specific investment written down, how you determined the value of impairment, the balance remaining in the investment, and any other information relevant to the impairment charge.

9. Refer to the forgiveness of debt recorded in fiscal 2004. In your prior year Form 10-KSB, Footnote 3, you state that you were indebted to entities owned by your former president, who was also a significant shareholder. In October 2003, in connection with the change in ownership, you were released from your obligation to repay these amounts. If your disclosure is accurate, it appears to us that the forgiveness of this debt should be recorded as a capital transaction rather than as an income statement item. Please revise or advise. We may have further comments upon review of your response.

10. We see that you have appropriately labeled certain related party transactions on the face of your financial statements. However, it appears to us that a number of the other transactions involve related parties as well. Please revise or advise. In addition, please note that related party transactions should be labeled on the cash flow statement as well.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

11. We note from your disclosure that your policy is to adhere to the tenets of SAB 101 when recognizing revenue from your different sources. We also note that you have, or will have, several different sources of revenue, including financing, developing, and producing stage productions and films, as well as managing venues and providing other services. Please revise your revenue recognition note to completely and clearly explain your policy as it relates to each individual source of revenue you have earned to date. For example, you should have a separate paragraph for each such item (financing productions, developing

productions, producing, and venue management) that clearly defines the different milestones in each source's revenue cycle that you use to determine when revenue has been earned under SAB 101. This policy note should not reiterate the literature, but rather should apply the literature to each source of revenue to clearly explain how your accounting policy is applied and executed.

12. As a related matter, you refer to producer fees "associated with managing your film funds." Please tell us whether your production activities, to date, fall within the scope of SOP 00-2. Explain the basis for your conclusion. We may have further comments upon review of your response.

Note 3 – Related Party Transactions

Share Exchange Agreement, page F- 11

13. Please explain to us whether and how you have considered the issue of common control in connection with the acquisition of SPI. In addition, please tell us whether you consider yourself to be under common control with SEI subsequent to your acquisition of SPI. Provide us with an analysis in support of your conclusion in each case. Include, in your response, lists of the shareholders of both SEI and Zachwell and quantify the relative significance of their individual holdings in each entity both before and after the acquisition. Please consider the guidance set forth in EITF 02-5 when framing your response.

14. Please explain to us your business reasons for acquiring SPI. We particularly note that SPI had liabilities but no assets at the time of acquisition. Further, in fiscal 2004 the entity had no revenues and its losses were approximately equal to those of SEGI, after elimination of intercompany transactions. In addition, please revise your filing to fully comply with all applicable disclosure requirements of paragraphs 51 through 55 of SFAS 141.

15. Please add a footnote to the financial statements to identify, describe and quantify the components of the line item titled "Other Investments." In addition, please expand your discussion of your purchase of the adjusted net profits of OATS from SEI to describe your accounting. Explain how you recorded and valued this transaction, both initially and as of subsequent balance sheet dates. Identify for us your basis in GAAP for your accounting and provide us with support for your conclusion. We may have further comments upon review of your response and your revised disclosures.

16. Describe to us the history and current status of the OATs production. Specifically, tell us about the profits currently earned by the musical and the adjusted net profits earned to date by SEI in connection with this agreement. As you paid cash for your interest in this production, we assume that you did not function as the primary producer of the project. Please advise.

17. Describe your accounting for any other individual components of "other investments" as

well. Tell us whether any of these balances represent interests in limited partnerships, LLCs or other such companies. If applicable, please state your percentage of ownership and support your accounting methodology.

Note 5 – Investment in Related Company Stock, page F-12

18. As discussed in paragraph 6a of APB 18, a series of operating losses of an investee or other factors may indicate that a decrease in the value of the investment has occurred which is other than temporary and should be recognized. Your disclosures indicate that you have not estimated the fair value of this investment under SFAS 107. If our understanding is not correct, please revise your filing to so indicate and provide us with a detailed description of the methodology and assumptions you utilized to obtain fair value. Otherwise please explain how you assessed impairment indicators such as earnings performance, credit rating, asset quality, cash flows, working capital deficiencies and/or ability to continue as a going concern. In making this assessment, please eliminate from consideration any revenues or cash flows provided by Sibling Entertainment Group, Inc. That is, please consider only operating results and cash flows provided by parties other than the registrant. Please also tell us how the changes discussed on page F-14 have impacted your analysis as of September 30, 2005 and thereafter. Specifically, after you take over responsibility for rent and utilities and after the change in employment of "all employees" from SEI to your company, please describe the remaining assets, employees, activities, revenues and profitability of SEI. Do you contemplate a merger with SEI or to succeed it by assuming its activities? Please advise. Address the recoverability of any receivable balances due from SEI as of September 30, 2006, as well. We may have additional comments upon review of your response.

Note 6 – Investments in Options and Rights, page F-13

19. We note that you hold approximately $23,500 in Options Purchased and that these options represent live-stage performance rights, film rights and other ancillary rights, or direct investments in third party limited partnerships and/or limited liability companies engaged in the development and production of entertainment projects. In tabular form, please provide us with a break down of what this balance comprises.   This tabular presentation should total the balance in the balance sheet account, and include the type of option and how you have assessed fair value both at the date of acquisition and at each balance sheet date presented. For investments in third party limited partnerships or companies, if applicable please provide your percentage of ownership and why you believe your accounting treatment of the investment is correct.   We may have further comment on your response.

Note 8 – Long Term Liabilities – Convertible Debentures, page F-13

20. We note that you have issued $140,000 of convertible debentures during the fiscal year

ended June 30, 3005, and that these are convertible at the current fair market value of $0.25 per share. It is unclear from your current presentation whether you accrued or paid interest on these convertible debentures. Your disclosure here indicates that accrued interest was convertible or payable only in the event that conversion of the principal amount did not occur. However, your disclosure in Note 11 – Subsequent Events (page F-14) that describes the September 23, 2005 conversion of all outstanding debentures and unpaid accrued interest into a total of 560,000 shares appears to indicate you accrued and paid interest prior to conversion. Considering your presentation of interest expense of $0 for fiscal 2005 and $400 for the quarter ended September 30, 2006, and the conversion of $140,000 into 560,000 shares (the original conversion rate of $0.25), it is unclear how you recorded the interest accrued, if any, on these convertible debentures. Supplementally tell us and revise your disclosure to indicate the contractual interest rate on these debentures, and tell us how you recorded these interest charges in your statement of operations and balance sheets for the year ended June 30, 2005.

21. As a related matter, please tell us who purchased these convertible debentures and whether any of these parties constituted related parties. We may have further comment on your response.

Note 9 – Common Stock Issuances, page F-14

22. We note from your disclosure that you have offered and issued units comprised of 4 shares of common stock and 1 warrant to purchase common stock for $1 per unit during the fiscal year ended June 30, 2005 and subsequent to year end. Supplementally explain to us how you have valued the warrants attached to these units, and how you have recorded the value with respect to the warrant itself and to the related common stock. Include in your response whether you deem the warrants to be liabilities or equity instruments, the method you used in determining the fair value of the warrants, how this fair value was considered when recording the issuance of common stock, and your basis in GAAP for reaching such conclusions. We may have further comment on your response.

Note 10 – Deferred Income Taxes, page F-14

23. We note that you have included a narrative disclosure related to your net operating loss carryforwards and disclosures indicating you have assigned a full valuation allowance to any deferred tax assets you may have. However, we did not note the tabular presentation of current and deferred tax expense or benefit by jurisdiction, gross deferred tax liabilities, gross deferred tax assets, total valuation allowance recognized, or a reconciliation of your effective tax rate to the statutory rate under which you calculate your tax. Please revise your disclosure of income tax expense (benefit) to present all disclosures required by paragraphs 43 to 49 of SFAS 109.

Note 11 – Subsequent Events

Common Stock Issuances and Stock Compensation, page F-14
24. We note from your disclosure here that you have issued 2.6 million shares and 392,500 warrants for total compensation of $392,500 since June 30, 2005. Supplementally explain to us in tabular form the composition of all equity issuances since June 30, 2005. This table should include the type, consideration, and how such issuance was recorded in your financial statements. We may have further comment on your response.

Changes to Related Party Agreements, page F-14
25. We note that the fee structures of two major related party agreements were renegotiated subsequent to year end, and that you have indicated the new rates in the footnotes to your financial statements. Supplementally explain to us and revise your MD&A to indicate the impact of these changes on your financial statements. Your assessment should include not only the change in actual rate but also the change caused by the altered employment status of the individuals mentioned in your disclosure.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

26. We note from your Note 11 – Subsequent Events disclosure in your Form 10-KSB for the year ended June 30, 2005 that you wrote off $3,750 in loans receivable from DCT related to "Newsical the Musical" as the show had closed. We also note from your disclosure here that approximately $20,000 remains due from DCT related to "Newsical the Musical." Supplementally explain to us when you found out that the show would close, how you determined the amount to write off in July 2005, and why you believe the remaining $20,000 is collectable. Address the recoverability of any other receivables balances due from DCT as of September 30, 2005 as well. We may have further comment on your response.

27. In this regard, we note that you agreed to pay $15,000 to DCT for the right to purchase certain property. The employment of Richard Bernstein was transferred from DCT to the company as well. When addressing the recoverability of receivables, please specifically discuss the financial condition and operating results of DCT. As it appears that your revenues have been earned exclusively from SEI and DCT and as you have made cash payments to each of these entities in recent periods, please quantify the cash you have received from each entity in fiscal 2005 and in fiscal 2006, to date. Quantify your cash payments to each entity over each of these same periods as well.

28. Refer to page F-12 of your Form 10-KSB. You state that SEI agreed to transfer to SPI all shares and interest in Reel Love on Film LLC and Reel Love Productions on June 1, 2005. We assume that the transfer had been completed as of your acquisition of SPI. If that is not the case, please revise the filing to clarify when and how the transfer occurred. We also note that you recognized $21,000 at June 30, 2005 to reimburse option payments made by SEI for

the rights to produce the film "Reel Love." In the quarter ended September 30, 2005, you recognized an additional $18,000 due to SEI for options purchased "to maintain the rights" to the script "Reel Love." In view of the apparent significance of these costs, please expand the footnote and MD&A disclosures included in your Form 10-KSB to address the nature of, and business reasons for, these arrangements and to quantify your related financial obligations. Explain the reasons why your payments are being made to SEI and identify the party to whom the payments are ultimately being made.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief